UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001- 40306

UTime Limited

7th Floor, Building 5A

Shenzhen Software Industry Base

Nanshan District, Shenzhen, 518061

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Change of Trading Symbol

On August 28, 2023, UTime Limited (the “Company”) announced a change of trading symbol for its ordinary shares to “WTO” (from “UTME”), which the Company anticipates will become effective on the Nasdaq Stock Market at the open of trading on Tuesday September 5, 2023.

On August 28, 2023, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K, announcing the ticker symbol change.

Notice of Failure to Satisfy a Continued Listing Rule or Standard

On August 28, 2023, UTime Limited (the “Company”) received a letter from the Listings Qualifications Department of the Nasdaq Stock Market (“Nasdaq”) notifying the Company that the minimum bid price per share for its ordinary shares was below $1.00 for a period of 30 consecutive business days, and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). The Nasdaq notification letter does not result in the immediate delisting of the Company’s ordinary shares, and the shares will continue to trade uninterrupted.

The Company has a compliance period of 180 calendar days (the “Compliance Period”) to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s ordinary shares is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by the end of the Compliance Period, the Company may be eligible for an additional 180 days. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by UTime Limited dated August 28, 2023, titled “UTime Limited Announces Nasdaq Ticker Symbol Change to WTO.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 28, 2023

UTIME LIMITED

By:	/s/ Hengcong Qiu
Name:	Hengcong Qiu
Title:	Chief Executive Officer

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